FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                Corporate Senior Vice President
                                                General Manager of
                                                 Personnel Division

June 28, 2005


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

(TRANSLATION)

                                                                   June 28, 2005

                              NOTICE OF RESOLUTION
              AT THE 105TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

Ricoh Company, Ltd. hereby informs you of the reports submitted and resolutions reached at its 105th ordinary general meeting of shareholders.

                                          Yours faithfully,
                                          Masamitsu Sakurai,
                                          Chairman of the Board and
                                          Representative Director,
                                          President and Chief Executive Officer
                                          Ricoh Company, Ltd.
                                          3-6 Nakamagome 1-chome, Ohta-ku, Tokyo

REPORTED ITEMS

        1. The Business Report, Consolidated Balance Sheets and Consolidated Statements of Income as well as the results of auditing consolidated financial statements by accounting auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2005 (April 1, 2004 to March 31, 2005)

        2. The Non-Consolidated Balance Sheets and Non-Consolidated Statements of Income for the fiscal year ended March 31, 2005, and the acquisition of treasury shares by resolution of the Board of Directors in accordance with the authorization provided in the Company's Articles of Incorporation.

RESOLVED ITEMS

   Agenda 1:   Approval of the proposed appropriation of retained earnings for the fiscal year - Approved as proposed. (Dividend is Yen 10 per share)

   Agenda 2:   Partial amendment to the Articles of Incorporation - Approved as proposed. (For details of the amendment, please refer to pages
               3-4.)

   Agenda 3:   Election of one (1) director - Approved as proposed, with the new appointment of Takaaki Wakasugi.

   Agenda 4:   Granting of retirement allowances to retiring directors and a corporate auditor - Approved as proposed, with the resolution to disburse retirement allowances in appropriate amounts within the set limits according to the standards prescribed by the Company and the past practice, to the retiring directors Makoto
               Hashimoto, Kiyoshi Sakai, Kazuo Togashi and Yuji Inoue, as well as retiring corporate auditor Hideyuki Takamatsu, in recognition of their services. The details such as amount, timing and manner of payment are to be decided by the Board of Directors regarding directors and to the consultation of corporate auditors regarding the corporate auditor.

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                              PAYMENT OF DIVIDENDS

It was resolved at the meeting to pay a dividend of Yen 10 per share (Yen 20 for the full fiscal year). Please review the enclosed postal remittance notification form to receive the dividend payment.
        If you specify a bank transfer, we will send you a dividend account statement and a remittance form.

DETAILS OF AMENDMENT TO THE ARTICLES OF INCORPORATION
The details of the amendment are as follows:

                                                               (Underlined portions indicate the changes.)
-----------------------------------------------------------------------------------------------------------
         Previous Articles of Incorporation                     New Articles of Incorporation
-----------------------------------------------------------------------------------------------------------
                 Chapter II. Shares                                   Chapter II. Shares

(Total  Number of  Shares to be Issued  and Types of  (Total  Number of Shares to be Issued and Types of
Share Certificates)                                   Share Certificates)
Article 5                                             Article 5
1.   The total number of shares to be issued          1.   The total number of shares to be
     by the Company is nine hundred and                    issued by the Company is one billion and
                       -----------------                                            ---------------
     ninety-three million (993,000,000) shares. If         five hundred million (1,500,000,000)
     ----------------------------------                    ------------------------------------
     any shares are cancelled, the number of shares        shares. If any shares are cancelled, the
     so cancelled shall be deducted from the total         number of shares so cancelled shall be
     number of shares to be issued.                        deducted  from the total  number of shares to
                                                           be issued.
2.   The types of share certificates to be            2.   (Unchanged)
     issued by the  Company  shall be subject to the
     Share Handling  Regulations  established by the
     Board of Directors.

     Chapter III. General Meeting of Shareholders          Chapter III. General Meeting of Shareholders

(Calling of Meeting)                                  (Calling of Meeting)
Article 12                                            Article 12
1.   The ordinary general meeting of shareholders     1.   (Unchanged)
     shall be called in June each year and an
     extraordinary general meeting of shareholders
     shall be called as the  necessity arises.
2.   A general meeting of  shareholders  shall        2.   A general meeting of shareholders
     be called by the President in  accordance  with       shall be called by a Representative Director
                  -------------                                               -------------------------
     the resolution of the Board of Directors.             previously appointed by the resolution  of
                                                           ------------------------------------------
                                                           the Board of Directors.
                                                           -----------------------
3.   In the event that the President is               3.   In the event that the Representative
                           ------------                                      ------------------
     unable to act, one of the other directors             Director as appointed above is  unable  to
     shall call such meeting in the order                  ---------------------------
     determined in advance by resolution of the            act, one of the other directors shall call
     Board of Directors.                                   such meeting in the order determined in
                                                           advance by resolution of the Board of
                                                           Directors.

(Chairman)                                            (Chairman)
Article 14                                            Article 14
The President shall preside over a general meeting    A Representative Director previously appointed by
-------------                                         -------------------------------------------------
of shareholders. In the event that the President is   resolution of the Board of Directors shall preside
                                   -------------      ------------------------------------
unable to act, one of the other directors shall act   over a general meeting of shareholders. In the event
in his place in the order determined in advance by    that the Representative Director is unable to act,
resolution of the Board of Directors.                      ---------------------------
                                                      one of the other directors shall act in his place in
                                                      the order determined in advance by resolution of the
                                                      Board of Directors.
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
         Previous Articles of Incorporation                     New Articles of Incorporation
-----------------------------------------------------------------------------------------------------------
    Chapter IV. Directors and Board of Directors         Chapter IV. Directors and Board of Directors

(Number)                                              (Number)
Article 17                                            Article 17
The Company shall have not more than thirty (30)      The Company shall have not more than fifteen (15)
                                     -----------                                           -----------
directors.                                            directors.

(Directors with Specific Titles; Representative       (Representative Directors)
 -------------------------------
Directors)
Article 21                                            Article 21
1.   One (1) Chairman, one (1) President, and         (Deleted)
     ----------------------------------------
     one (1) or more Executive Vice Presidents,
     ------------------------------------------
     Executive Managing Directors and Managing
     -----------------------------------------
     Directors may be appointed from among the
     -----------------------------------------
     directors by resolution of the Board of
     ---------------------------------------
     Directors.
     ----------
2.   One (1) or more representative  directors shall  One (1) or more representative directors appointed
     be shall be appointed by  resolution  of the     by resolution of the Board of Directors.
     Board of Directors.

(Calling of Meetings of Board of Directors;           (Calling of Meetings of Board of Directors;
Chairman; Resolutions)                                Chairman; Resolutions)
Article 22                                            Article 22
1.   The Board of Directors shall decide              1.   (Unchanged)
     important matters concerning the execution of
     business and affairs of the Company as well as
     such matters as are provided for in laws and
     ordinances.
2.   A meeting of the Board of Directors shall be     2.   A meeting of the Board of Directors shall be
     called and presided over by the Chairman. In          called and presided over by a Director
                                 ------------- --                                      ----------
     case the office of the Chairman is vacant or          previously appointed by the Board of
     --------------------------------------------          ------------------------------------
     in case the Chairman is unable to act, one            Directors. In case the Director is unable to
     --------------------                                  ---------- --------------------
     of the other directors shall act in his               act, one of the other directors shall act in
     place in the order determined in advance by           his place in the order determined in advance
     resolution of the Board of Directors.                 by resolution of the Board of Directors.
3.   Notice of a meeting of the Board of Directors    3.   (Unchanged)
     shall be dispatched to each director and each
     statutory auditor three (3) days before the
     date of the meeting; provided, however, that
     such meeting may be held without going
     through the procedure for calling if so
     agreed by all the directors and the statutory
     auditors.
4.   Resolutions at a meeting of the Board of         4.   (Unchanged)
     Directors shall be adopted by a majority of
     the directors present who shall constitute a
     majority of the total number of directors.
-----------------------------------------------------------------------------------------------------------

* This notice has been translated from the original notice in Japanese. In the event of any discrepancy, the original notice in Japanese shall prevail.

                                    APPENDIX

1. REPRESENTATIVE DIRECTORS AND DIRECTORS
The Company's representative directors and directors as of June 28, 2005 are as follows:

        Chairman of the Board and
        Representative Director:                      Masamitsu Sakurai
        Representative Director:                      Tatsuo Hirakawa
        Director:                                     Koichi Endo
        Director:                                     Masayuki Matsumoto
        Director:                                     Katsumi Yoshida
        Director:                                     Takashi Nakamura
        Director:                                     Shiroh Kondoh
        Director:                                     Kazunori Azuma
        Director:                                     Zenji Miura
        Director (Outside):                           Nobuo Mii
        Director (Outside):                           Takaaki Wakasugi

2. CORPORATE AUDITORS
The Company's corporate auditors as of June 28, 2005 are as follows:

        Corporate Auditor (Standing):                 Hisaaki Koga
        Corporate Auditor (Standing):                 Kohji Tomizawa
        Corporate Auditor:                            Kenji Matsuishi
        Corporate Auditor:                            Takehiko Wada

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are outside auditors in accordance with Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

(REFERENCE)

The Company's executive officers as of June 28, 2005 are as follows:

President and Chief Executive Officer
        Masamitsu Sakurai

Deputy President
        Tatsuo Hirakawa

Corporate Executive Vice Presidents
        Koichi Endo
        Masayuki Matsumoto
        Katsumi Yoshida
        Shiroh Kondoh
        Kazunori Azuma
        Zenji Miura

Corporate Senior Vice Presidents
        Kiyoshi Sakai
        Kazuo Togashi
        Terumoto Nonaka
        Tadatoshi Sakamaki
        Etsuo Kobayashi
        Hiroshi Tategami
        Haruo Nakamura
        Kenji Hatanaka
        Hideko Kunii
        Hiroshi Kobayashi
        Susumu Ichioka

Corporate Vice Presidents
        Kunio Taniguchi
        Kiyoto Nagasawa
        Yutaka Ebi
        Hiroo Matsuda
        Hiroshi Adachi

Corporate Vice Presidents
        Kohji Sawa
        Yoshimasa Matsuura
        Sadahiro Arikawa
        Norio Tanaka
        Kenichi Kanemaru
        Daisuke Segawa
        Hisashi Takata
        Kenichi Matsubayashi
        Kunihiko Satoh

(Group Executive Officers)
Corporate Executive Vice Presidents
        Makoto Hashimoto
        Takashi Nakamura

Corporate Senior Vice President
        Yuji Inoue

Corporate Vice Presidents
        Peter E. Hart
        Bernard Decugis
        Yoichi Shirahata
        Hiroshi Tsuruga
        Norihisa Goto
        Shunsuke Nakanishi
        Shiroh Sasaki
        Mitsuhiko Ikuno
        Yoshihiro Niimura
        Michel De Bosschere
        Toshiaki Katayama